UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on August 8, 2023: EuroDry Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2023.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” and the next three succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273254) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2023 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: August 8, 2023	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

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         Exhibit 1

EuroDry Ltd.

Reports Results for the Six-Month Period and Quarter Ended June 30, 2023

Athens, Greece – August 8, 2023– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three and six month periods ended June 30, 2023.

Second Quarter 2023 Highlights:

•

Total net revenues for the quarter of $10.3 million.

•

Net loss of $1.2 million or $0.43 loss per share basic and diluted.

•

Adjusted net loss1 for the quarter of $1.3 million or $0.48 adjusted loss per share basic and diluted1, respectively.

•

Adjusted EBITDA1 for the quarter was $2.5 million.

•

An average of 10.0 vessels were owned and operated during the second quarter of 2023 earning an average time charter equivalent rate of $12,179 per day.

•

The original share repurchase program of $10 million approved by the Board in August 2022 has been extended for another year. To-date, about $3.25 million have been used to repurchase 216,551 shares of the Company.

•

The Company also announced that it completed its 2022 Sustainability Report which is available at its website (http://www.eurodry.gr/company/sustainability.html).

First Half 2023 Highlights:

•

Total net revenues of $21.7 million.

•

Net loss was $2.7 million or $0.98 loss per share basic and diluted.

•

Adjusted net loss1 for the period was $0.92 million or $0.33 adjusted loss per share basic and diluted1.

•

Adjusted EBITDA1 of $4.8 million.

•

An average of 10.0 vessels were owned and operated during the first half of 2023 earning an average time charter equivalent rate of $11,393 per day.

1Adjusted EBITDA, Adjusted net income / (loss) and Adjusted earnings / (loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of EuroDry commented:

“After recovering early in second quarter, the drybulk markets turned down again reaching by July 2023 the very low levels last seen in January of this year. This decline in the market rates affected our results for the second quarter as the majority of our vessels were exposed to the fluctuations of the markets. Still, certain FFA coverage we had taken early in the year significantly mitigated the effect of the weak markets.

“While geopolitical uncertainties have remained, the macroeconomic picture improved during the quarter with inflation dropping in many countries and various analysts revising positively their economic outlook forecasts. Drybulk trade volumes increased, especially for iron ore and coal. Given this positive economic and shipping demand backdrop coupled with modest scheduled fleet growth, the different development of vessel prices and market rates has become striking: the former remained at relatively high levels while rates declined significantly. However, we believe that the continuing historically low fleet orderbook as percentage of the fleet provides a strong foundation for the rates to eventually increase provided the global economy continues to grow per recent analyst forecasts. Thus, we are positioning the company to take advantage of that possibility in the medium term.

“We therefore continue to look for accretive projects and acquisitions to pursue both on our own and jointly with investment partners. At the same time, our stock continues to trade at a very steep discount to our net asset value; our Board of Directors continues to believe that buying our own stock represents a very attractive investment for us and has extended our share repurchase program for another year.

“Last but not least, we are pleased to publish our ESG report for 2022 which reports on our progress on a number of fronts all well engrained in our business philosophy and social responsibility. The management and the Board of EuroDry are committed to continue improving and engaging all stakeholders in such efforts.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented: “The net revenues of the second quarter of 2023 decreased significantly compared to the second quarter of 2022 as a result of the decreased time charter equivalent rates our vessels earned during the second quarter of 2023 compared to the same period of 2022. The time charter equivalent rates for the period were lower by 48% on average compared to the time charter equivalent rates our vessels earned in the second quarter of 2022.

“Daily vessel operating expenses, including management fees, averaged $6,780 per vessel per day during the second quarter of 2023 as compared to $5,867 per vessel per day for the same quarter of last year, and $6,424 per vessel per day for the first half of 2023 as compared to $5,806 per vessel per day for the same period of 2022. The increase is attributable to the higher prices for all the categories of vessel supplies paid for our vessels compared to the same period of 2022. General and administrative expenses averaged $876 per vessel per day during the second quarter of 2023 as compared to $695 per vessel per day for the same quarter of last year, and $882 per vessel per day for the first half of 2023 as compared to $778 per vessel per day for the same period of 2022. The increase is due partly to inflation adjustments and partly to the lower number of vessels we operated especially during the second quarter of 2023 as compared to 2022.

“Adjusted EBITDA during the second quarter of 2023 was $2.5 million versus $13.7 million in the second quarter of last year.

“As of June 30, 2023, our outstanding debt (excluding the unamortized loan fees) was $78.0 million, while unrestricted and restricted cash was $39.5 million. As of the same date, our scheduled debt repayments including balloon payments over the next 12 months amounted to about $11.0 million.”

Second Quarter 2023 Results:

For the second quarter of 2023, the Company reported total net revenues of $10.3 million representing a 50.7% decrease over total net revenues of $21.0 million during the second quarter of 2022 which was the result of the lower time charter rates our vessels earned during the second quarter of 2023 compared to the same period of 2022. The Company reported net loss for the period of $1.2 million, as compared to a net income of $10.6 million, for the same period of 2022.

The results for the second quarter of 2023 include an unrealized gain of $0.2 million on an interest rate swap contract and an unrealized loss of $0.08 million on forward freight agreement (“FFA”) contracts as compared to an unrealized gain of $0.2 million on five interest rate swap contracts and an unrealized gain of $0.5 million on forward freight agreement (“FFA”) contracts during the second quarter of 2022.

The results of the quarter were also influenced by the detention on April 29, 2023, of M/V Good Heart at Corpus Christi by the United States Coast Guard for certain deficiencies. The deficiencies were rectified, and the vessel was able to sail in early June 2023 after EuroDry provided corporate guarantees for $2 million each on behalf of the owner and the manager of the vessel for alleged MARPOL violations.  Due to the detention the vessel was offhire for about 48 days which resulted in the loss of the vessel’s laycan period and the cancelation of her charter fixture; additionally, a provision of $0.5 million was taken for the incident which further affected operating results.

For the second quarter of 2023, voyage expenses, net amounted to $1.1 million, mainly relating to voyage expenses incurred during the detention of M/V “Good Heart” in Corpus Christi. In the same period of 2022, voyage expenses, net amounted to $0.1 million, relating to voyage expenses incurred during the commercial off hire period and repositioning of M/V “Pantelis P.”. Vessel operating expenses were $5.4 million for the second quarter of 2023 as compared to $5.0 million for the second quarter of 2022. Depreciation expenses for the second quarter of 2023 amounted to $2.6 million, as compared to $2.9 million for the same period of 2022. This decrease is due to the lower number of vessels operating in the second quarter of 2023 as compared to the same period of 2022. General and administrative expenses were higher at $0.8 million in the second quarter of 2023, compared to $0.7 million in the second quarter of 2022. This increase is mainly attributable to the increased cost of our stock incentive plan. During the second quarter of 2023, two of our vessels completed their special survey, for a total cost of $1.6 million, while there was one vessel undergoing drydocking during the second quarter of 2022 for a cost of $0.8 million.

Interest and other financing costs for the second quarter of 2023 amounted to $1.4 million compared to $0.8 million for the same period of 2022. Interest expense during the second quarter of 2023 was higher mainly due to the increased amount of debt and the increased benchmark rates of our loans during the period as compared to the same period of last year.

For the three months ended June 30, 2023, the Company recognized a $0.23 million unrealized gain and a $0.03 million realized gain on one interest rate swap, as well as a $0.08 million unrealized loss and a $2.28 million realized gain on forward freight agreement contracts, as compared to a $0.19 million unrealized gain and a $0.10 million realized loss on five interest rate swaps and a $0.48 million unrealized gain on FFA contracts entered into during the second quarter of 2022.

On average, 10.00 vessels were owned and operated during the second quarter of 2023 earning an average time charter equivalent rate of $12,179 per day compared to 10.79 vessels in the same period of 2022 earning on average $23,490 per day.

Adjusted EBITDA for the second quarter of 2023 was $2.5 million compared to $13.7 million achieved during the second quarter of 2022.

Basic and diluted loss per share for the second quarter of 2023 was $0.43 calculated on 2,761,182 basic and diluted weighted average number of shares outstanding, compared to earnings per share of $3.66 calculated on 2,898,557 basic, and $3.61 calculated on 2,942,123 diluted weighted average number of shares outstanding for the second quarter of 2022.

Excluding the effect on the loss for the quarter of the unrealized gain on derivatives, the adjusted loss for the quarter ended June 30, 2023 would have been $0.48 per share basic and diluted, compared to adjusted earnings of $3.43 and $3.38 per share basic and diluted, respectively for the quarter ended June 30, 2022. Usually, security analysts do not include the above item in their published estimates of earnings per share.

First Half 2023 Results:

For the first half of 2023, the Company reported total net revenues of $21.7 million representing a 44.8% decrease over total net revenues of $39.3 million during the first half of 2022, which was the result of the lower time charter rates our vessels earned during the first half of 2023 compared to the same period of 2022 slightly offset by the voyage charter revenue recognized in respect of one of our vessels while employed under a voyage charter. The Company reported net loss for the period of $2.7 million, as compared to net income of $21.1 million, for the first half of 2022.

For the first half of 2023, Voyage expenses, net, were $3.5 million and mainly relate to expenses incurred by one of our vessels while employed under a voyage charter and expenses incurred during the aforementioned detention of one of our vessels in Corpus Christi. Compared to the same period of 2022 the Company recognized a gain on bunkers resulting in positive voyage expenses of $0.9 million. Vessel operating expenses were $10.1 million for the first half of 2023 as compared to $9.2 million for the first half of 2022. The increase is primarily attributable to inflationary increases in 2023 compared to the corresponding period in 2022. Related party management fees for the first half of 2023 were slightly increased to $1.54 million from $1.46 million for the same period of 2022 due to the adjustment for inflation in the daily vessel management fee, effective from January 1, 2023, increasing it from 720 Euros to 775 Euros, partly offset by the favorable movement of the euro/dollar exchange rate and the decreased number of vessels owned and operated during the period. Depreciation expense for the first half of 2023 was $5.1 million compared to $5.3 million during the same period of 2022, mainly due to the lower number of vessels operating in the same period. General and administrative expenses were higher during the first half of 2023 at $1.6 million as compared to $1.4 million for the same period of last year. This increase is mainly attributable to the increased cost of our stock incentive plan. During the first half of 2023 two of our vessels completed their special survey with drydocking for a total cost of $2.1 million, while in the first half of 2022 two of our vessels completed their special survey with drydocking for a total cost of $1.7 million. Finally, during the first half of 2023, we recorded a provision of $0.5 million related to the detention of one of our vessels in Corpus Christi presented as other operating loss.

Interest and other financing costs for the first half of 2023 amounted to $2.9 million compared to $1.4 million for the same period of 2022. This increase is mainly due to the increased amount of debt in the current period as well as the increase in the benchmark rates of our loans compared to the same period of 2022. For the six months ended June 30, 2023, the Company recognized a $0.08 million gain on interest rate swaps and a $2.5 million gain on FFA contracts as compared to a $1.0 million gain on five interest rate swaps and a $0.5 million unrealized gain on FFA contracts entered into during the second quarter of 2022.

On average, 10.0 vessels were owned and operated during the first half of 2023 earning an average time charter equivalent rate of $11,393 per day compared to 10.17 vessels in the same period of 2023 earning on average $24,025 per day.

Adjusted EBITDA for the first half of 2023 was $4.8 million compared to $26.4 million achieved during the first half of 2022.

Basic and diluted loss per share for the first half of 2023 was $0.98, calculated on 2,782,000 basic and diluted weighted average number of shares outstanding compared to earnings per share of $7.35, calculated on 2,872,966 basic and $7.25, calculated on 2,911,737 diluted weighted average number of shares outstanding.

Excluding the effect on the loss for the first half of the year of the unrealized loss on derivatives, the adjusted loss attributable to common shareholders for the six-month period ended June 30, 2023, would have been $0.33 per share basic and diluted, compared to adjusted earnings of $6.77 and $6.68 per share basic and diluted, respectively, for the six-month period ended June 30, 2022, excluding the unrealized gain on derivatives. As previously mentioned, usually, security analysts do not include the above items in their published estimates of earnings per share.

Share Repurchase Program:

The Board of Directors approved the extension of the share repurchase program originally established in August 2022 for another year. To-date, $3.25 million have been used to repurchase shares of the Company. The Board will review again the program after a period of 12 months or when the $10 million are used. As previously, share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company's discretion and without notice.

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Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-25	Hire 105.5% of the Average Baltic Kamsarmax P5TC(**) index
XENIA	Kamsarmax	82,000	2016	TC until Mar-24	Hire 105.5% of the Average Baltic Kamsarmax P5TC (**) index
ALEXANDROS P.	Ultramax	63,500	2017	TC until Aug-23	$7,000 for the first 45 days then $12,000
GOOD HEART	Ultramax	62,996	2014	TC until Aug-23	$18,500
MOLYVOS LUCK	Supramax	57,924	2014	TC until Sep-23	$7,750
EIRINI P	Panamax	76,466	2004	TC until Oct-23	$15,750
SANTA CRUZ	Panamax	76,440	2005	TC until Aug-23	$4,500 for the first 50 days then $6,500
STARLIGHT	Panamax	75,845	2004	TC until Aug-23	$9,000
TASOS	Panamax	75,100	2000	TC until Aug-23	$6,000
BLESSED LUCK	Panamax	76,704	2004	TC until Jan-24	$15,800
Total Dry Bulk Vessels	10	728,975

Note:

(*)

Represents the earliest redelivery date

(**)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

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Summary Fleet Data:

	3 months, ended June 30, 2022	3 months, ended June 30, 2023	6 months, ended June 30, 2022	6 months, ended June 30, 2023
FLEET DATA
Average number of vessels (1)	10.79	10.00	10.17	10.00
Calendar days for fleet (2)	982.0	910.0	1,841.0	1,810.0
Scheduled off-hire days incl. laid-up (3)	22.7	39.7	49.7	45.8
Available days for fleet (4) = (2) - (3)	959.3	870.3	1,791.3	1,764.2
Commercial off-hire days (5)	6.1	15.2	6.1	17.4
Operational off-hire days (6)	9.8	43.5	12.7	46.0
Voyage days for fleet (7) = (4) - (5) - (6)	943.4	811.6	1,772.5	1,700.8
Fleet utilization (8) = (7) / (4)	98.3%	93.3%	99.0%	96.4%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	99.4%	98.3%	99.7%	99.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.0%	95.0%	99.3%	97.4%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	23,490	12,179	24,025	11,393
Vessel operating expenses excl. drydocking expenses (12)	5,867	6,780	5,806	6,424
General and administrative expenses (13)	695	876	778	882
Total vessel operating expenses (14)	6,562	7,656	6,584	7,306
Drydocking expenses (15)	798	1,771	916	1,171

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees are calculated by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

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Conference Call and Webcast:

Today, August 8, 2023 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

 Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “EuroDry” to the operator and/or conference ID 13740509. Click here for additional participant International Toll -Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio Webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://www.eurodry.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

 The slide presentation for the second quarter ended June 30, 2023 will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2022	2023	2022	2023

Revenues
Time charter revenue	22,266,855	10,971,323	41,688,577	20,289,173
Voyage charter revenue	-	-	-	2,609,775
Commissions	(1,293,178)	(628,905)	(2,436,200)	(1,214,562)
Net revenues	20,973,677	10,342,418	39,252,377	21,684,386

Operating expenses / (income)
Voyage expenses, net	106,536	1,087,162	(895,290)	3,522,285
Vessel operating expenses	4,996,367	5,395,601	9,225,158	10,086,286
Drydocking expenses	783,776	1,612,008	1,685,985	2,119,835
Vessel depreciation	2,867,388	2,576,820	5,325,634	5,111,289
Related party management fees	764,989	773,900	1,464,064	1,541,355
General and administrative expenses	682,557	797,566	1,432,236	1,597,115
Other operating loss	-	500,000	-	500,000
Total Operating expenses	10,201,613	12,743,057	18,237,787	24,478,165

Operating income / (loss)	10,772,064	(2,400,639)	21,014,590	(2,793,779)

Other income / (expenses)
Interest and other financing costs	(757,304)	(1,392,289)	(1,405,623)	(2,859,208)
Gain on derivatives, net	580,130	2,464,276	1,475,799	2,565,250
Foreign exchange gain / (loss)	22,491	5,151	27,376	(8,313)
Interest income	214	139,269	386	371,477
Other (expenses) / income, net	(154,469)	1,216,407	97,938	69,206
Net income / (loss)	10,617,595	(1,184,232)	21,112,528	(2,724,573)
Earnings / (loss) per share, basic	3.66	(0.43)	7.35	(0.98)
Weighted average number of shares, basic	2,898,557	2,761,182	2,872,966	2,782,000
Earnings / (loss) per share, diluted	3.61	(0.43)	7.25	(0.98)
Weighted average number of shares, diluted	2,942,123	2,761,182	2,911,737	2,782,000

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EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2022	June 30, 2023

ASSETS
Current Assets:
Cash and cash equivalents	34,042,150	36,669,290
Trade accounts receivable, net	7,147,833	3,548,406
Other receivables	346,066	3,356,841
Inventories	1,057,652	1,075,133
Restricted cash	1,195,863	645,938
Derivatives	1,437,398	222,239
Due from related companies	2,416,180	568,351
Prepaid expenses	249,024	200,034
Total current assets	47,892,166	46,286,232

Fixed assets:
Vessels, net	149,022,023	143,990,176
Long-term assets:
Derivatives	705,970	113,854
Restricted cash	1,885,000	2,185,000
Total assets	199,505,159	192,575,262

LIABILITIES, AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	22,858,087	10,746,400
Trade accounts payable	2,989,431	1,708,713
Accrued expenses	1,004,719	2,128,578
Deferred revenue	351,636	685,718
Total current liabilities	27,203,873	15,269,409

Long-term liabilities:
Long term bank loans, net of current portion	58,360,169	66,621,714
Total liabilities	85,564,042	81,891,123

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,902,620 and 2,840,672 issued and outstanding, respectively)	29,026	28,407
Additional paid-in capital	69,438,938	68,907,152
Retained earnings	44,473,153	41,748,580
Total shareholders' equity	113,941,117	110,684,139
Total liabilities and shareholders' equity	199,505,159	192,575,262

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EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2023

Cash flows from operating activities:
Net income / (loss)	21,112,528	(2,724,573)
Adjustments to reconcile net income / (loss) to net cash (used in) / provided by operating activities:
Vessel depreciation	5,325,634	5,111,289
Amortization of deferred charges	95,137	95,858
Share-based compensation\	365,379	516,649
Unrealized (gain) / loss on derivatives	(1,669,148)	1,807,275
Bad debt expense	-	134,294
Changes in operating assets and liabilities	(3,953,538)	2,527,748
Net cash provided by operating activities	21,275,992	7,468,540

Cash flows from investing activities:
Cash paid for vessels capitalized expenses	(486,035)	(80,997)
Cash paid for vessel sale expenses	-	(15,274)
Cash paid for vessel acquisition	(36,968,387)	-
Net cash used in investing activities	(37,454,422)	(96,271)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	2,684,951	-
Offering expenses paid	(12,427)	-
Cash paid for share repurchases	-	(1,049,054)
Loan arrangement fees paid	-	(126,000)
Proceeds from long term debt	-	14,000,000
Repayment of long-term debt	(7,570,000)	(17,820,000)
Net cash used in financing activities	(4,897,476)	(4,995,054)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(21,075,906)	2,377,215
Cash, cash equivalents and restricted cash at beginning of period	29,527,366	37,123,013
Cash, cash equivalents and restricted cash at end of period	8,451,460	39,500,228

Cash breakdown

Cash and cash equivalents	5,159,611	36,669,290
Restricted cash, current	1,271,849	645,938
Restricted cash, long term	2,020,000	2,185,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	8,451,460	39,500,228

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EuroDry Ltd.

Reconciliation of Adjusted EBITDA to

Net income / (loss)

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2023	Six Months Ended June 30, 2022	Six Months Ended June 30, 2023
Net income / (loss)	10,617,595	(1,184,232)	21,112,528	(2,724,573)
Interest and other financing costs, net (incl. interest income and loss on debt extinguishment)	757,090	1,253,020	1,405,238	2,487,731
Vessel depreciation	2,867,388	2,576,820	5,325,634	5,111,289
Unrealized (gain) / loss on Forward Freight Agreement derivatives	(482,670)	83,025	(482,670)	40,830
Gain on interest rate swap derivatives	(97,460)	(254,517)	(993,129)	(76,920)
Adjusted EBITDA	13,661,943	2,474,116	26,367,601	4,838,357

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net income / (loss) before interest, income taxes, depreciation, unrealized (gain) / loss on Forward Freight Agreement derivatives (“FFAs”) and (gain) / loss on interest rate swap derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net income / (loss), as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized (gain) / loss on FFAs, (gain) / loss on interest rate swap derivatives, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

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EuroDry Ltd.

Reconciliation of Net income / (loss) to Adjusted net income / (loss)

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2023	Six Months Ended June 30, 2022	Six Months Ended June 30, 2023
Net income / (loss)	10,617,595	(1,184,232)	21,112,528	(2,724,573)
Unrealized (gain) / loss on derivatives	(670,959)	(138,029)	(1,669,148)	1,807,276
Adjusted net income / (loss)	9,946,636	(1,322,261)	19,443,380	(917,297)
Adjusted earnings / (loss) per share, basic	3.43	(0.48)	6.77	(0.33)
Weighted average number of shares, basic	2,898,557	2,761,182	2,872,966	2,782,000
Adjusted earnings / (loss) per share, diluted	3.38	(0.48)	6.68	(0.33)
Weighted average number of shares, diluted	2,942,123	2,761,182	2,911,737	2,782,000

Adjusted net income / (loss) and Adjusted earnings / (loss) per share Reconciliation:

EuroDry Ltd. considers Adjusted net income / (loss) to represent net income / (loss) before unrealized (gain) / loss on derivatives, which includes FFAs and interest rate swaps. Adjusted net income / (loss) and Adjusted earnings / (loss) per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized (gain) / loss on derivatives, which may significantly affect results of operations between periods. Adjusted net income / (loss) and Adjusted earnings / (loss) per share do not represent and should not be considered as an alternative to net income / (loss) or earnings / (loss) per share, as determined by GAAP. The Company's definition of Adjusted net income / (loss) and Adjusted earnings / (loss) per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net income / (loss) and Adjusted earnings / (loss) per share are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd. into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 10 vessels, including 5 Panamax drybulk carriers, 2 Ultramax drybulk carrier, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 10 drybulk carriers have a total cargo capacity of 728,975 dwt.

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Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com

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